                                 EXHIBIT 99



                                 Form 10-QSB
                    equivalent financial information for
                        Reliance Savings Bank for the
                      nine months ended March 31, 1996

                            RELIANCE SAVINGS BANK

                      STATEMENTS OF FINANCIAL CONDITION



                                                                                     March 31,                  June 30,
                                                                                       1996                      1995
                                                                                     ---------                  --------
                                                                                    (Unaudited)
                                                                                                (In Thousands)
Assets:
     Cash                                                                            $  5,943                   $   293
     Cash equivalent interest-bearing deposits                                          1,618                       484
                                                                                     --------                   -------
     Total cash and cash equivalents                                                    7,561                       777

Investments
     Certificates of deposit - at cost                                                    294                       479
     Investment securities available for sale, at fair value                            5,948                     6,193
     Investment securities held to maturity
       (estimated market value of $1,703 at March 31, 1996 and $2,203 at June 30,
       1995)                                                                            1,698                     2,196
     Mortgage-backed and related securities
       (estimated market value of $935 at March 31, 1996 and $1,087 at June 30,
       1995)                                                                              872                     1,020
Federal Home Loan Bank stock - at cost                                                    157                       152
Loans receivable - net                                                                 22,363                    21,034
Accrued interest receivable                                                                94                        95
Office properties and equipment                                                            85                       107
Prepaid expenses and other assets                                                         468                       207
                                                                                     --------                   -------
          Total assets                                                               $ 39,540                   $32,260
                                                                                     ========                   =======

Liabilities and Equity:
     Deposit accounts                                                                $ 21,145                   $22,312
     Stock conversion proceeds                                                          8,111                        -
     Advance payment by borrowers for taxes                                                -                        172
     Borrowed funds                                                                        -                         -
     Income taxes
       Current                                                                             38                        64
       Deferred                                                                            99                         6
     Accrued and other liabilities
       Interest                                                                            23                        33
       Other                                                                               75                        57
                                                                                     --------                   -------
          Total liabilities                                                            29,491                    22,644

Commitments and contingencies                                                              -                         -

Retained earnings - substantially restricted                                           10,049                     9,616
                                                                                     --------                   -------
         Total liabilities and equity                                                $ 39,540                   $32,260
                                                                                     ========                   =======


     See accompanying Notes to Unaudited Financial Statements.

                            RELIANCE SAVINGS BANK

                             STATEMENTS OF INCOME


                                                                           Three Months Ended     Nine Months Ended
                                                                                  March 31,          March 31,
                                                                           ------------------     -----------------
                                                                                          (Unaudited)
                                                                                        (In thousands)
                                                                            1996        1995       1996       1995
                                                                          ----------  ---------  ---------  ---------
Interest and dividend income:
     Mortgage loans                                                        $ 479       $ 440     $ 1,392    $ 1,280
     Investment securities                                                   121         155         400        450
     Mortgage-backed and related securities                                   19          22          64         78
     Other loans                                                               1           1           1          1
     Dividends on stock in Federal Home Loan Bank                              3           3           8          7
                                                                           -----       -----     -------    -------
                Total interest and dividends                                 623         621       1,865      1,816
                                                                           -----       -----     -------    -------
Interest expense:
     Deposits and escrows                                                    284         260         869        779
     Notes payable and other borrowings                                        5           9           5          9
                                                                           -----       -----     -------    -------
                Total interest expense                                       289         269         874        788
                                                                           -----       -----     -------    -------
                Net interest income                                          334         352         991      1,028
Provisions for loan losses                                                     5           5          16         16
                                                                           -----       -----     -------    -------
                Net interest income after provision
                for loan losses                                              329         347         975      1,012
                                                                           -----       -----     -------    -------

Noninterest income:
     Gain (loss) on sale of investment                                         -           -          (3)        (9)
     Other income                                                              -           4           8         10
     Loan fees and service charges                                             2           1           7          6
                                                                           -----       -----     -------    -------
                Total noninterest income                                       2           5          12          7
                                                                           -----       -----     -------    -------
                Operating income                                             331         352         987      1,019
                                                                           -----       -----     -------    -------
Noninterest expense:
     Compensation and benefits                                                92          82         266        237
     Occupancy                                                                 9          10          25         27
     Advertising                                                               2           4           6         12
     Furniture and equipment                                                   5           6          18         18
     Federal insurance premiums                                               13          15          38         42
     Professional services                                                     5          10          20         24
     Data processing                                                          21          19          54         51
     Stationery, communications, and other
      operating expenses                                                      15          16          39         41
     Directors' fees and expenses of directors, officers, and employees       21          24          67         66
                                                                           -----       -----     -------    -------
                Total noninterest expense                                    183         186         533        518
                                                                           -----       -----     -------    -------
                Income before income taxes                                   148         166         454        501
                                                                           -----       -----     -------    -------

Income taxes:
     Current                                                                  62          77         187        213
     Deferred                                                                 (3)         (3)         (8)        (8)
                                                                           -----       -----     -------    -------
                Total income taxes                                            59          74         179        205
                                                                           -----       -----     -------    -------
                Net income                                                 $  89       $  92     $   275    $   296
                                                                           =====       =====     =======    =======



     See accompanying Notes to Unaudited Financial Statements.

                            RELIANCE SAVINGS BANK

                       STATEMENTS OF RETAINED EARNINGS



                                                                                    Unrealized
                                                                                  Gain (Loss) on
                                                                                    Securities
                                                                                    Available
                                                                                  for Sale, Net
                                                                                  of Applicable
                                                                 Retained            Deferred
                                                                 Earnings          Income Taxes               Total
                                                                 --------         -------------               -----
                                                                                   (Unaudited)
                                                                                  (In thousands)
Year ended June 30, 1995:
     Balance at June 30, 1994                                    $ 9,128               $  12                 $  9,140
     Net income                                                      405                   -                      405
     Change in unrealized gain (loss) on securities
       available for sale, net of applicable deferred
       income taxes of $46                                            -                   71                       71
                                                                 -------               -----                 --------
     Balance at June 30, 1995                                    $ 9,533               $  83                 $  9,616
                                                                 =======               =====                 ========

Nine months ended March 31, 1996:
     Balance at June 30, 1995                                    $ 9,533               $  83                 $  9,616
     Net income                                                      275                   -                      275
     Change in unrealized gain (loss) on securities
       available for sale, net of applicable deferred
       income taxes of $101                                           -                  158                      158
                                                                 -------               -----                 --------
     Balance at March 31, 1996                                   $ 9,808               $ 241                 $ 10,049
                                                                 =======               =====                 ========



     See accompanying Notes to Unaudited Financial Statements.

                            RELIANCE SAVINGS BANK

                           STATEMENTS OF CASH FLOWS


                                                                                       Nine Months Ended
                                                                                           March 31,
                                                                                       -----------------
                                                                                         (Unaudited)
                                                                                        (In thousands)
                                                                                       1996        1995
                                                                                       ----        ----
Cash Flows from Operating Activities:
     Net income                                                                     $   275      $    296

     Adjustments to reconcile net income to net cash
       provided by operating activities:
     Provision for depreciation                                                          22            24
     Provision for loan losses                                                           16            14
     Amortization of premiums, discounts and fees -
       net                                                                              (20)          (26)
     Increase (decrease) in income taxes payable                                        (26)          105
     Provision for (reduction of) deferred income
       taxes                                                                             (8)           (8)
     (Increase) decrease in interest receivable                                           1            (7)
     Net increase (decrease) in accrued/other
       liabilities                                                                        9             3
     Net (increase) decrease in prepaid expense and
       other assets                                                                    (260)         (208)
     Loss (gain) on investments                                                           3             9
                                                                                    -------      --------
          Net cash provided by operating activities                                      12           202
                                                                                    -------      --------

Cash Flows from Investing Activities:
     Purchase of Federal Home Loan Bank stock                                            (5)            -
     Proceeds from sale of Federal Home Loan Bank stock                                   -             -
     Proceeds from sales/maturities of investment securities                          1,185         1,786
     Purchase of investment securities                                                    -        (1,000)
     Net (increase) decrease in loans                                                (1,329)       (1,574)
     Principal payments collected on mortgage-backed
       securities                                                                       150           231
     Purchase of fixed assets                                                             -           (17)
     Investment in real estate in judgment                                                -             -
     Proceeds from real estate in judgment                                                -            78
                                                                                    -------      --------
          Net cash provided (used) by investing activities                                1          (496)
                                                                                    -------      --------

Cash Flows from Financing Activities:
     Repayments of short-term borrowing                                                (400)       (4,620)
     Proceeds from short-term borrowing                                                 400         5,500
     Increase (decrease) in advance payments by borrowers                              (172)         (218)
     Increase (decrease) in deposit accounts                                         (1,168)       (1,294)
     Proceeds from stock conversion                                                   8,111             -
                                                                                    -------      --------
          Net cash provided (used) by financing activities                            6,771          (632)
                                                                                    -------      --------
          Increase (decrease) in cash and cash equivalents                            6,784          (926)

Cash and Cash Equivalents at beginning                                                  777         1,221
                                                                                    -------      --------

Cash and Cash Equivalent at end                                                     $ 7,561      $    295
                                                                                    =======      ========

Supplemental Cash Flow Information
    Cash paid during the period for:
    Interest on deposit accounts                                                    $   145      $    135
    Income taxes                                                                        213           108
    Interest on borrowings                                                                5             4

  Noncash investing activities:
    Loans transferred to foreclosed properties and real
      estate in judgment                                                                  -            78

  Total increase in unrealized gain on securities
    available for sale                                                                  259            93


Accounting Policies Note: Cash equivalents include demand deposits at other financial institutions and the Federal Home Loan Bank.

     See accompanying Notes to Unaudited Financial Statements.

                            RELIANCE SAVINGS BANK

                   NOTES TO UNAUDITED FINANCIAL STATEMENTS


(1) BASIS OF FINANCIAL STATEMENT PRESENTATION

    The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

    Operating results for the nine months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending June 30, 1996. The accompanying unaudited financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Prospectus of Reliance Bancshares, Inc. (the "Company") dated February 29, 1996.

(2) FORMATION OF HOLDING COMPANY AND CONVERSION TO STOCK OWNERSHIP

    On April 17, 1996, Reliance Savings Bank (the "Bank") consummated its conversion from a state chartered mutual savings bank to a state chartered stock savings bank and became a wholly-owned subsidiary of the Company. The conversion was accomplished through the issuance and sale of 2,562,344 shares of common stock by the Company at $8.00 per share. The gross proceeds from the sale of the shares of common stock were $20.5 million. Net proceeds to the Company were $19.1 million, after deduction of Conversion expenses of approximately $720,000 and after lending $713,000 to the Bank's Employee Stock Ownership Plan. The Company utilized approximately $9.5 million of the net proceeds to purchase all of the issued and outstanding common stock of the Bank.

(3) EARNINGS PER SHARE

    Earnings per share have not been presented since the Bank did not have any outstanding stock and the Company had only one share of common stock outstanding at March 31, 1996.

(4) INVESTMENT SECURITIES AVAILABLE FOR SALE

    The carrying value (amortized cost) and estimated market values of investment securities available for sale are as follows:


                                                                June 30, 1995
                                           ----------------------------------------------------------
                                                          Gross             Gross           Estimated
                                           Amortized    Unrealized       Unrealized          Market
                                              Cost        Gains            Losses            Value
                                           ---------    ----------       ----------         ---------
                                                               (In thousands)
Equity securities - common stock            $    27       $ 282            $    -            $   309
Equity securities - mutual funds              6,028           -              (144)             5,884
                                            -------       -----            ------            -------
    Total                                   $ 6,055       $ 282            $ (144)           $ 6,193
                                            =======       =====            ======            =======

                                                              March 31, 1996
                                           ----------------------------------------------------------
                                                          Gross             Gross           Estimated
                                           Amortized    Unrealized       Unrealized          Market
                                              Cost        Gains            Losses            Value
                                           ---------    ----------       ----------         ---------
                                                               (In thousands)
Equity securities - common stock            $    27       $ 546            $    -            $   573
Equity securities - mutual funds              5,528           -               153              5,375
                                            -------       -----            ------            -------
Total                                       $ 5,555       $ 546            $  153            $ 5,948
                                            =======       =====            ======            =======

                            RELIANCE SAVINGS BANK

(5) INVESTMENT SECURITIES HELD TO MATURITY

    The amortized cost and estimated market values of investment securities held to maturity are as follows:


                                                                 June 30, 1995
                                           ----------------------------------------------------------
                                                          Gross             Gross           Estimated
                                           Amortized    Unrealized       Unrealized          Market
                                              Cost        Gains            Losses            Value
                                           ---------    ----------       ----------         ---------
                                                               (In thousands)
U.S. Treasury obligations and
  obligations of U.S. agencies             $ 2,196       $   9             $    2            $ 2,203
                                           =======       =====             ======            =======

                                                              March 31, 1996
                                           ----------------------------------------------------------
                                                          Gross             Gross           Estimated
                                           Amortized    Unrealized       Unrealized          Market
                                              Cost        Gains            Losses            Value
                                           ---------    ----------       ----------         ---------
                                                               (In thousands)
U.S. Treasury obligations and
  obligations of U.S. agencies             $ 1,698       $   5             $    -            $ 1,703
                                           =======       =====             ======            =======


(6) MORTGAGE-BACKED AND RELATED SECURITIES

    The amortized cost and estimated market value of mortgage-backed and related securities are as follows:


                                                                 June 30, 1995
                                           ----------------------------------------------------------
                                                          Gross             Gross           Estimated
                                           Amortized    Unrealized       Unrealized          Market
                                              Cost        Gains            Losses            Value
                                           ---------    ----------       ----------         ---------
                                                               (In thousands)
Mortgage-backed securities:
  Government National Mortgage
    Association                             $   896        $ 70            $   -             $   966
  Federal Home Loan Mortgage
    Corp.                                        24           2                -                  26
Mortgage-related securities:
  Collateralized Mortgage Obligation            100           -                5                  95
                                            -------       -----           ------             -------
Total mortgage-backed and related
  securities                                $ 1,020        $ 72            $   5             $ 1,087
                                            =======       =====           ======             =======

                                                              March 31, 1996
                                           ----------------------------------------------------------
                                                          Gross             Gross           Estimated
                                           Amortized    Unrealized       Unrealized          Market
                                              Cost        Gains            Losses            Value
                                           ---------    ----------       ----------         ---------
                                                               (In thousands)
Mortgage-backed securities:
  Government National Mortgage
     Association                            $ 750         $ 67             $  -              $ 817
  Federal Home Loan Mortgage
     Corp.                                     22            1                -                 23
Mortgage-related securities:
  Collateralized Mortgage Obligation          100            -                5                 95
                                          -------        -----           ------             -------
Total mortgage-backed and related
  securities                                $ 872         $ 68             $  5              $ 935
                                          =======        =====           ======             =======

                             RELIANCE SAVINGS BANK

(7) LOANS RECEIVABLE

    Loans receivable are as follows:

                                        March 31,              June 30,
                                           1996                  1995
                                        ---------              --------
                                                 (In thousands)
First mortgage loans:
  One-to-four family residential        $ 10,809               $ 10,425
  Multi-family residential                 4,569                  4,711
  Commercial                               4,169                  3,880
  Construction                             4,149                  2,920
Consumer and other loans:
  Other consumer                               7                      5
  Home equity loans                            3                      7
                                        --------               --------
    Total loans                           23,706                 21,948
                                        --------               --------
Less:
  Undisbursed loan proceeds                1,099                    701
  Deferred loan fees                         124                    109
  Allowance for loan losses                  120                    104
                                        --------               --------
                                           1,343                    914
                                        --------               --------
  Loans receivable - net                $ 22,363               $ 21,034
                                        ========               ========



(8) DEPOSIT ACCOUNTS





    Deposits are as follows:

                                                 March 31, 1996                            June 30, 1995
                                   ---------------------------------------    ----------------------------------------
                                                              Weighted                                         Weighted
                                                Percent       Average                         Percent          Average
                                                of Total      Nominal                         of Total         Nominal
                                     Amount     Deposits        Rate           Amount         Deposits           Rate
                                     ------     --------      -------          ------         --------         --------
                                                                     (Unaudited)
                                                                (Dollars in thousands)
Demand accounts:
     Noninterest-bearing           $     34        0.16%          -%          $     16          0.07%             -%
     NOW                                 76        0.36        2.50                 66          0.30           2.50
     Passbook                         2,766       13.08        2.75              3,096         13.88           3.01
     Money market                     1,169        5.53        3.40              1,499          6.72           3.45
                                   --------       -----                       --------         -----
Total demand accounts                 4,045       19.13        2.91              4,677         20.97           3.14
                                   --------       -----                       --------         -----
Certificate accounts:
     3.00% to 3.99%                      14        0.07        3.40                 21          0.09           3.40
     4.00% to 4.99%                     353        1.67        4.66              2,504         11.22           4.59
     5.00% to 5.99%                  10,478       49.55        5.44              7,721         34.60           5.36
     6.00% to 6.99%                   5,590       26.44        6.44              6,626         29.70           6.46
     7.00% to 7.99%                     616        2.91        7.18                710          3.18           7.19
     8.00% to 8.99%                      49        0.23        8.00                 53          0.24           8.00
                                   --------      ------                       --------        ------
Total certificates                   17,100       80.87        5.81             17,635         79.03           5.74
                                   --------      ------                       --------        ------
Total deposit accounts             $ 21,145      100.00%       5.26           $  2,312        100.00%          5.20
                                   ========      ======                       ========        ======


Deposit accounts with individual balances of $100,000 or more totalled $2,399,000 and $2,413,000 at March 31, 1996 and at June 30, 1995, respectively.

                            RELIANCE SAVINGS BANK

(9) RETAINED EARNINGS

    The Bank is required to maintain a minimum level of capital (retained ings) according to State of Wisconsin regulations and according to FDIC regulations. The following table summarizes the Bank's capital requirements ratios:

                                                                  At March 31, 1996
                                     ------------------------------------------------------------------------
                                                   Amount                                 Ratios
                                     Actual       Required      Excess       Actual      Required      Excess
                                     ------       --------      ------       ------      --------      ------
                                                                    (Dollars in thousands)
Tier 1 risk-based
  capital                            $ 9,808     $    780      $ 9,028       50.29%       4.00%        46.29%
Tier 2 risk-based
  capital                              9,928        1,560        8,368       50.91        8.00         42.91
Leverage ratio                         9,808        1,186        8,622       24.81        3.00         21.81
State of Wisconsin                    10,169        2,372        7,797       25.72        6.00         19.72


                                                                   At June 30, 1995
                                     ------------------------------------------------------------------------
                                                   Amount                                 Ratios
                                     Actual       Required      Excess       Actual      Required      Excess
                                     ------       --------      ------       ------      --------      ------
                                                                    (Dollars in thousands)
Tier 1 risk-based
  capital                            $ 9,533     $    725      $ 8,008       52.63%       4.00%        48.63%
Tier 2 risk-based
  capital                              9,637        1,449        8,188       53.20        8.00         45.20
Leverage ratio                         9,533          968        8,565       29.55        3.00         26.55
State of Wisconsin                     9,720        1,936        7,784       30.13        6.00         24.13


                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

Reliance Bancshares, Inc. (the "Company") is the holding company for Reliance Savings Bank (the "Bank"). On April 17, 1996, the Bank completed its conversion from a Wisconsin-chartered mutual savings bank to a Wisconsin-chartered stock savings bank (the "Conversion"). On that date, the Company issued 2,562,344 shares of common stock at $8.00 per share to complete the Conversion. The gross proceeds from the sale of the shares of common stock were $20.5 million. Net proceeds to the Company were $19.1 million, after deduction of Conversion expenses of approximately $720,000 and after lending $713,000 to the Bank's Employee Stock Ownership Plan. The Company utilized approximately $9.5 million of the net proceeds to purchase all of the issued and outstanding common stock of the Bank.

The Bank is headquartered in Milwaukee, Wisconsin and is a community-oriented full-service financial institution offering a variety of retail financial services to meet the needs of the communities it serves. The Bank's principal business consists of attracting funds in the form of deposits and investing such funds in loans secured by real estate, investment securities (including United States treasury securities and mutual funds) and mortgage-backed and related securities. At March 31, 1996, the Bank had total assets of $39.5 million, total deposits of $21.1 million and retained earnings of $10.0 million. Liabilities included $8.1 million of payments for shares of the Company's common stock, $1.00 par value per share ("Common Stock") in conjunction with the Conversion.

The earnings of the Bank depend primarily upon its level of net interest income, which is the difference between interest earned on interest earning assets, consisting primarily of mortgage loans, mortgage-backed and related securities and other investment securities, and the interest paid on interest bearing liabilities, consisting primarily of deposits. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield earned on interest earning assets and the average rate paid on interest bearing liabilities, as well as a function of the average balance of interest earning assets as compared to interest bearing liabilities. Many of the Bank's assets, including mortgage loans and mortgage-backed and related securities, are subject to reinvestment risk. During periods of falling interest rates, higher yielding loans and mortgage-backed and related securities are more likely to prepay, and the Bank may not be able to reinvest the proceeds from such prepayment in loans or securities with yields similar to those prepaying. The Bank's earnings also are affected by the level of its other income, including loan servicing, commitment and origination fees and gains on sale of loans and investments, as well as its level of general and administrative expenses, including employee compensation and benefits, directors' fees, occupancy and equipment costs and federal deposit insurance premiums. The Bank's operating results are significantly affected by general economic conditions, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flow and costs of funds likewise are heavily influenced by prevailing market rates of interest on competing investment alternatives, account maturities and the levels of personal income and savings in the Bank's primary market area.

CURRENT ACCOUNTING DEVELOPMENTS

In December 1991, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 107, "Disclosures about Fair Value of Financial Instruments". This statement requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not such instruments are recognized in the balance sheet. Financial instruments involve either a right or an obligation to receive or deliver cash or an equivalent to another entity. Such disclosure could be on the face of the financial statements or in footnotes thereto to the extent that such fair value is reasonably attainable, and would not necessarily result in any adjustment to the carrying amounts of such instruments on the Bank's statement of financial condition. As it relates to the Bank's financial instruments, including cash equivalents, investment securities, mortgage-backed and related securities, loans receivable and deposits, FAS No. 107 must be adopted by the Bank no later than its year ending June 30, 1996.

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                           Results of Operations,
                                  Continued


In May 1993, FASB issued FAS No. 114, "Accounting by Creditors for Impairment of a Loan". This statement was substantially amended by FAS No. 118. The amended statement addresses the accounting by creditors for certain impaired loans and requires that applicable impaired loans be measured based on future cash flows or fair value of the underlying collateral. The statement is required to be adopted by the Bank on or before July 1, 1995. It is anticipated that the adoption of FAS No. 114, as amended, will have a minimal effect on the Bank's financial position.

In October 1994, the FASB issued FAS No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments". FAS No. 119 is effective for financial statements issued for years ending after December 15, 1995 for companies with $150 million or more in total assets, as reflected in their 1994 statement of financial condition. For companies with less than $150 million in total assets, FAS 119 is effective for the 1995 year. FAS 119 prescribes new disclosures about derivatives and other financial instruments held or issued for trading purposes and for purposes other than trading. FAS No. 119 modifies FAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial instruments with Concentrations of Credit Risk", by requiring disclosures for derivative financial instruments without off-balance-sheet risks. FAS No. 119 also requires the distinction of financial instruments with off-balance-sheet risk held or issued between trading and other than trading purposes. FAS No. 119 modifies FAS No. 107 by requiring a summary table for the fair value of financial instruments and restricting the combination, aggregation and netting of derivative with nonderivative financial instruments in fair value disclosures. In addition, FAS No. 119 encourages, but does not require, certain quantitative disclosures. The Bank will adopt FAS 119 for its year ending June 30, 1996, and has not determined what effect, if any, adoption of this statement will have on the Bank's financial condition or results of operations.

In March 1995, the FASB issued FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". FAS No. 121 requires entities to review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. If events or changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, the entity shall estimate the future cash flows expected to result from the use of the assets and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the assets, the entity shall recognize an impairment loss as a component of income from continuing operations before income taxes. The provisions of FAS No. 121 shall be effective for years beginning after December 15, 1996. The Bank plans to implement FAS No. 121 in 1996 and does not expect implementation to have a material impact on the Bank's financial position or results of operations.

During 1993, the Accounting Standards Executive Committee of the AICPA issued SOP 93-6, "Employers' Accounting for Stock Ownership Plans". Under SOP 93-6, employers are required to recognize compensation cost equal to the fair value for ESOP shares committed to be released to compensate employees directly. For ESOP shares committed to be released to settle or fund liabilities for other employee benefits, such as an employer's match of employees' 401(k) contributions, employers would be required to report satisfaction of the liabilities when the shares are committed to be released to settle the liabilities. Compensation cost and liabilities associated with providing such benefits would be recognized the way they would be if an ESOP had not been used to fund the benefit. Under SOP 93-6, employers must charge dividends on allocated ESOP shares to retained earnings. They must report dividends on unallocated shares as a reduction of debt or accrued interest or as compensation cost (depending on whether the dividends are used for debt service or paid to participants). For earnings per share computations, ESOP shares that have been committed to be released should be considered outstanding. SOP 93-6 is effective for years beginning after December 15, 1993. The Bank will follow the requirements of SOP 93-6 upon the establishment of its ESOP.

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                           Results of Operations,
                                  Continued


On December 30, 1994, the AICPA issued SOP 94-6, "Disclosure of Certain Significant Risks and Uncertainties". SOP 94-6 requires financial statement disclosures concerning: (i) the nature of operations; (ii) use of estimates in the preparation of financial statements; (iii) certain significant estimates, and (iv) current vulnerability due to certain concentrations. The provisions of SOP 94-6 are effective for financial statements issued for years ending after December 15, 1995, and for financial statements for interim periods in years subsequent to the year for which the SOP is first applied.
The Bank plans to implement SOP 94-6 in 1996 and does not expect implementation to have a material impact on the Bank's financial position or results of operations.

Financial Condition

The following table summarizes certain information relating to the Bank's statement of financial condition at the dates indicated.

                                                         At                   At
                                                      March 31,            June 30,
                                                        1996                 1995
                                                     ---------          -------------
                                                           (In thousands)
Assets:
     Cash and cash equivalents                       $  7,561              $    777
     Investment securities                              7,940                 8,868
     Mortgage-backed securities                           872                 1,020
     Loans receivable, net                             22,363                21,034
Liabilities:
     Deposits                                          21,145                22,312
     Stock conversion proceeds                          8,111                     -
     Retained earnings                                 10,049                 9,616


Cash and Cash Equivalents

Cash and cash equivalents increased $7.6 million at March 31, 1996 from $777,000 at June 30, 1995. The increase was attributable to the proceeds received from the stock conversion.

Investment Securities

Investment securities decreased to $7.9 million at March 31, 1996 from $8.9 million at June 30, 1995. The change was primarily the result of management's decision to reinvest the sales and maturity proceeds from these securities into higher yielding mortgage loans. The Bank may, in future periods, leverage its capital base by using the proceeds of borrowings from the FHLB-Chicago to purchase mortgage-backed and related securities and investment securities. Therefore, if the leveraging strategy is implemented, the size of the Bank's investment securities portfolio may increase in future periods.

Mortgage-Backed and Related Securities

Mortgage-backed and related securities declined to $872,000 at March 31, 1996 from $1.0 million at June 30, 1995. The decrease was the result of normal principal repayments and escalated prepayments on mortgage-backed pools yielding over 10% since market rates were significantly lower during this period. Management decided to reinvest the repayment and prepayment proceeds into higher yielding mortgage loans. The Bank may, in future periods, leverage its capital base by using the proceeds of borrowings from the FHLB-Chicago to purchase mortgage-backed and related securities and investment securities. Therefore, if the leveraging strategy is implemented, the size of the Bank's mortgage-backed and related securities portfolio may increase in future periods.

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations,
                                  Continued

Loans Receivable

Net loans receivable increased to $22.4 million at March 31, 1996 from $21.0 million at June 30, 1995. The net change in loans arising from originations and principal repayments for the nine months ended March 31, 1996 and for the year ended June 30, 1995 was $384,000 and $1.2 million for one-to-four family loans, respectively; ($142,000) and ($200,000) for multi-family loans, respectively; $1.2 million and $317,000 for construction and land development loans, respectively; and $289,000 and $262,000 for commercial real estate loans, respectively. There were no loans sold during these periods. As a result of the originations and repayments during these periods, mortgage loans increased or decreased as follows: one-to-four family mortgage loans were $10.8 million at March 31, 1996 compared to $10.4 million at June 30, 1995; commercial construction and land development loans were $4.1 million at March 31, 1996 compared to $2.9 million at June 30, 1995; multi-family loans were $4.6 million at March 31, 1996 compared to $4.7 million at June 30, 1995; and commercial real estate loans were $4.2 million at March 31, 1996 compared to $3.9 million at June 30, 1995.

Deposits and Borrowings

Deposits were $21.1 million and $22.3 million at March 31, 1996 and June 30, 1995, respectively. Deposits are the Bank's primary source of externally generated funds. The level of deposits is heavily influenced by factors such as the general level of short and long-term interest rates, as well as alternative yields that investors may obtain on competing investment instruments such as mutual funds. In recent years, the lower yields on bank deposit products have made alternative financial products more competitive with the Bank's traditional deposit products. During the nine months ended March 31, 1996, this competition caused the Bank's certificate of deposit accounts to decline by $535,000, and noncertificate accounts to decline by $632,000. At March 31, 1996 and June 30, 1995, demand accounts, which consist of interest-bearing and noninterest-bearing NOW accounts, money market accounts and passbook accounts, were $4.0 million and $4.7 million, respectively. The general decrease in these accounts was primarily due to the general decline in the average rates paid on demand accounts from 3.16% for the year ended June 30, 1994 to 3.14% for the year ended June 30, 1995 and 2.91% for the nine months ended March 31, 1996. The Bank intends to focus on increasing its core deposits in order to maintain a more stable deposit base. In addition, although the Bank has been competitively pricing its deposit products over the past two years, its core deposits have continued to decline. During the three months ended March 31, 1996, and during all further subsequent periods prior to the consummation of the Conversion, the Bank's liability balance increased by the amount of deposits accompanying stock orders received (in escrow) in connection with the Conversion. This increase, however, was offset by other overall deposit account activity not connected with the Conversion. Upon consummation of the Conversion, the Bank's liability balance will decrease by the amount of stock proceeds received (in escrow) in connection with the Conversion. In addition, the Bank's deposit account balance will decline by the amount authorized to be withdrawn by depositors for payment for shares of common stock in connection with the Conversion. These decreases, however, may be partially offset by, or further decreased by, other overall deposit account activity not connected with the Conversion.

The Bank had no outstanding advances or other borrowings at March 31, 1996 or June 30, 1995. However, during the period December 1994 through May 1995, the Bank did make use of repurchase agreements to fund short-term liquidity needs. The maximum outstanding on repurchase agreements during this period was $880,000. The Bank, on an ongoing basis, considers the use of these other borrowings and FHLB-Chicago advances in the management of its total asset/liability portfolio. During the nine months ended March 31, 1996, the Bank borrowed $400,000 on FHLB-Chicago advances which was repaid prior to March 31, 1996. The Bank may, in future periods, leverage its capital base by using the proceeds of borrowings from the FHLB-Chicago to purchase mortgage-backed and related securities and investment securities. The Bank may implement this strategy, and continue such a strategy, until other earning asset growth fully utilizes its capital.

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations,
                                  Continued

Retained Earnings

The Bank's retained earnings increased to $10.0 million at March 31, 1996 from $9.6 million at June 30, 1995. The increased retained earnings were primarily the result of the Bank's net income of $275,000 for the nine months ended March 31, 1996. In addition, retained earnings also were increased by unrealized gains, net of taxes, for the Bank's securities which were held as available for sale. For the nine months ended March 31, 1996, the unrealized gain was $158,000, which was net of assumed taxes of $101,000, and for the year ended June 30, 1995, the unrealized gain was $71,000, which was net of assumed taxes of $46,000.

Comparison of Operating Results for the Nine Months Ended March 31, 1996 and
1995

General

Net income decreased $3,000, or 3.3% to $89,000 for the three months ended March 31, 1996 compared to $92,000 for the three months ended March 31, 1995 and net income decreased $21,000, or 7.1%, to $275,000 for the nine months ended March 31, 1996 compared to $296,000 for the nine months ended March 31, 1995. This decline in both periods was due primarily to a decrease in the Bank's net interest income of $18,000, or 5.1%, to $334,000 for the three months ended March 31, 1996 compared to $352,000 for the three months ended March 31, 1995 and a decrease of $37,000, or 3.6%, to $991,000 for the nine months ended March 31, 1996 compared to $1,208,000 for the nine months ended March 31, 1995. The Bank's provision for loan losses remained unchanged between the periods, while noninterest expense decreased $3,000 for the three months ended March 31, 1996, compared to the three months ended March 31, 1995 and increased $15,000 for the nine months ended March 31, 1996, compared to the nine months ended March 31, 1995. The return on average assets and the return on average equity was 1.08% and 3.54%, respectively, for the three months ended March 31, 1996, compared to 1.13% and 3.92% for the three months ended March 31, 1995 and 1.13% and 3.71%, respectively, for the nine months ended March 31, 1996, compared to 1.20% and 4.24% for the nine months ended March 31, 1995.

Net Interest Income

Net interest income decreased $18,000 to $334,000 for the three months ended March 31, 1996 compared to $352,000 for the three months ended March 31, 1995 and decreased $37,000 to $991,000 for the nine months ended March 31, 1996 compared to $1,028,000 for the nine months ended March 31, 1995. The decline in net interest income primarily reflects a decrease in the Bank's interest rate spread to 2.60% for the three months ended March 31, 1996 compared to 3.11% for the three months ended March 31, 1995 and 2.59% for the nine months ended March 31, 1996 compared to 3.01% for the nine months ended March 31, 1995, which was partially offset by an increase in the excess of the Bank's average interest-earning assets over average interest-bearing liabilities to
9.7 million for the three months ended March 31, 1996 compared to $8.9 million for the three months ended March 31, 1995 and $9.5 million for the nine months ended March 31, 1996, compared to $8.8 million for the nine months ended March 31, 1995. The increase in average interest-earning assets over interest-bearing liabilities between March 31, 1996 and 1995 was due to the decrease in the average balances of deposit accounts between periods of $995,000 and the decrease in the average balances of escrow accounts between periods of $480,000, while the average balances of loans and investments decreased by $820,000 for the same period. Management believes deposits declined due to general demographic changes in the Bank's local market area and due to a competition from alternative investments that were more attractive to depositors during the period. Escrows declined as a result of the Bank's decision to return all escrow balances to customers in July and August 1995, and have the borrowers be responsible for their own insurance and real estate taxes. The decline in interest rate spread for the three months ended March 31, 1996 compared to the three months ended March 31, 1995 was due to the increase in the average cost of deposit accounts by 64 basis points, while the average yield on interest-earning assets increased only 8 basis points and for the nine months ended March 31, 1996 compared to the nine months ended March 31, 1995 the decline was due to the increase in the average cost of deposit accounts by 77 basis points, while the average yield on interest-earning assets increased by only 40 basis points.

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations,
                                  Continued

Interest Income

Total interest income increased $2,000, or .3%, to $623,000 for the three months ended March 31, 1996 compared to $621,000 for the three months ended March 31, 1995 and increased $49,000, or 2.7%, to $1.865 million for the nine months ended March 31, 1996 compared to $1.816 million for the nine months ended March 31, 1995, as a result of an increase in the average yield on interest-earning assets, partially offset by a reduction in the average balance of interest-earning assets. The average yield on interest-earning assets increased 8 basis points to 7.86% for the three months ended March 31, 1996 compared to 7.78% for the three months ended March 31, 1995 and increased 40 basis points to 7.87% for the nine months ended March 31, 1996 compared to 7.47% for the nine months ended March 31, 1995. For the three months ended March 31, 1996, the Bank's aveage yield on loans was 8.56% compared to 8.62% for the three months ended March 31, 1996 and for the nine months ended March 31, 1996, the Bank's average yield on loans was 8.51% compared to 8.56% for the nine months ended March 31, 1995. During the nine months ended March 31, 1996, lower-yielding interest-earning deposit funds and lower-yielding maturing certificates of deposit were reinvested by the Bank primarily in permanent and construction mortgage loans secured by one-to-four family residences. Total interest-earning assets decreased 2.5% to $31.6 million for the nine months ended March 31, 1996 from $32.4 million for the nine months ended March 31, 1995, primarily due to the decrease in the Bank's investment securities.

Interest income on loans increased to $480,000 for the three months ended March 31, 1996 compared to $441,000 for the three months ended March 31, 1995 and increased to $1.393 million for the nine months ended March 31, 1996 compared to $1.281 million for the nine months ended March 31, 1995. The increase in both periods was due to an increase in average loan balances of $2.0 million for the three months ended March 31, 1996 and $1.9 million for the nine months ended March 31, 1996, partially offset by a decline in the average yield of six basis points for the three months ended March 31, 1996 and five basis points for the nine months ended March 31, 1996. Interest income on investments decreased to $121,000 for the three months ended March 31, 1996 from $155,000 for the three months ended March 31, 1995 and to $400,000 for the nine months ended March 31, 1996 from $450,000 for the nine months ended March 31, 1995. The decrease in both periods was the result of the reinvestment of proceeds from matured lower-yielding investments and certificates into substantially higher yielding loans.

Interest income on mortgage-backed and related securities declined to $19,000 for the three months ended March 31, 1996, compared to $22,000 for the three months ended March 31, 1995 and to $64,000 for the nine months ended March 31, 1996 compared to $78,000 for the nine months ended March 31, 1995. The decline in both periods was due to a reduction in the balance of mortgage-backed and related securities due to increased prepayments on mortgage-backed pools yielding over 10%.

Interest Expense

Total interest expense, which consisted mainly of interest expense on deposits, increased $20,000, or 7.4%, to $289,000 for the three months ended March 31, 1996 from $269,000 for the three months ended March 31, 1995 and $90,000, or 11.6%, to $869,000 for the nine months ended March 31, 1996 from $779,000 for the nine months ended March 31, 1995. The general increase in market rates of interest subsequent to March 31, 1995 resulted in increases in average rates paid on all of the Bank's major categories of deposits to 5.30% for the three months ended March 31, 1996 from 4.66% for the three months ended March 31, 1995 and 5.29% for the nine months ended March 31, 1996 from 4.52% for the nine months ended March 31, 1995. This increase was partially offset by a $900,000 decrease in average deposits to $21.4 million for the three months ended March 31, 1996 from $22.3 million for the three months ended March 31, 1995 and a $1.0 million decrease in average deposits to $21.9 million for the nine months ended March 31, 1996 from $22.9 million for the nine months ended March 31, 1995. The level of deposit inflows during any given period is heavily influenced by factors such as the general level of interest rates in the economy, as well as alternative yields that investors may obtain on competing investment instruments. Management believes the higher returns on equity investments over the past few years has made alternative financial products, such as mutual funds, more competitive with the Bank's traditional deposit base, and the Bank's deposit base has been decreasing

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations, Continued

Interest Expense, continued

as competition for funds has increased and as the Bank's local market area has experienced demographic changes and recessionary conditions.

The following table sets forth certain information relating to the Bank's average unaudited statements of financial condition and the statements of income for the three months and nine months ended March 31, 1996 and 1995, and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods indicated. Average balances are derived principally from average daily balances and include nonaccruing loans. The yields and costs include fees which are considered adjustments to yields. The amount of interest income resulting from the recognition of loan fees was $25,000 and $16,000 for the nine months ended March 31, 1996 and 1995, respectively. Interest income on nonaccruing loans is reflected in the period it is collected and not in the period it is earned. Such amounts are not material to net interest income or net change in net interest income in any period. Nonaccrual loans are included in the average balances and do not have a material effect on the average yield.

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                        Results of Operations, Continued

                                                                  Three Months Ended March 31,
                                    ---------------------------------------------------------------------------------------
                                                    1995                                              1996
                                    ---------------------------------------           -------------------------------------
                                                                    Average                                        Average
                                    Average                          Yield/           Average                       Yield/
                                    Balance          Interest         Cost            Balance        Interest        Cost
                                    -------          --------       -------           -------        --------      --------
                                                                      (Dollars in Thousands)
Assets:
     Interest-earning assets:
       Loans                        $ 20,462          $   441       8.62%            $ 22,441        $   480        8.56%
       Mortgage-backed  securities     1,044               22       8.43%                 890             19        8.54%
       Investment and other
          securities                  10,292              155       6.02%               8,207            121        5.90%
       Federal Home Loan Bank
         Stock                           137                3       8.76%                 152              3        7.89%
                                    --------          -------                        --------        -------
     Total interest-
       earning assets(1)              31,935              621       7.78%              31,690            623        7.86%
     Non-interest earning
       assets                            646               -                            1,141              -
                                    --------          -------                        --------        -------

Total assets                        $ 32,581          $   621                        $ 32,831        $   623
                                    ========          =======                        ========        =======

Liabilities and retained earnings:
     Deposits                       $ 22,319          $   260       4.66%            $ 21,451        $   284        5.30%
     Advances from borrowers for
       taxes and insurance               150                -       0.00%                   -              -
     Borrowings                          590                9       6.10%                 518              5        3.86%
                                    --------          -------                        --------        -------

           Total interest-
             bearing liabilities      23,059              269       4.67%              21,969            289        5.26%
     Non-interest bearing
             liabilities                 127                -                             802              -

     Retained earnings                 9,395                -                          10,060              -
                                    --------          -------                        --------        -------

           Total liabilities and
             retained earnings      $ 32,581          $   269                        $ 32,831        $   289
                                    ========          =======                        ========        =======

Net interest income/interest
  rate spread(2)                                      $   352       3.11%                            $   334        2.60%

Net earning assets/net
  interest margin(3)                $  8,876                        4.41%            $  9,721                       4.22%

Average interest-earning
  assets to average
  interest-bearing
  liabilities                                                     138.49%                                         144.25%

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations, Continued

                                                                  Nine Months Ended March 31,
                                    ---------------------------------------------------------------------------------------
                                                    1995                                              1996
                                    ---------------------------------------           -------------------------------------
                                                                    Average                                        Average
                                    Average                          Yield/           Average                       Yield/
                                    Balance          Interest         Cost            Balance        Interest        Cost
                                    -------          --------       -------           -------        --------      --------
                                                                      (Dollars in Thousands)
Assets:
     Interest-earning assets:
       Loans                        $ 19,948          $ 1,281       8.56%            $ 21,825         $ 1,393        8.51%
       Mortgage-backed  securities     1,055               78       9.86%                 923              64        9.25%
       Investment and other
          securities                  11,271              450       5.32%               8,706             400        6.13%
       Federal Home Loan Bank
         Stock                           138                7       6.76%                 152               8        7.02%
                                    --------          -------                        --------         -------

     Total interest-
       earning assets(1)              32,412            1,816       7.47%              31,606           1,865        7.87%
     Non-interest earning
       assets                            569                -                             789               -
                                    --------          -------                        --------         -------

Total assets                        $ 32,981          $ 1,816                        $ 32,395         $ 1,865
                                    ========          =======                        ========         =======

Liabilities and retained
       earnings:
     Deposits                       $ 22,882          $   775       4.52%            $ 21,887         $   869        5.29%
     Advances from borrowers for
       taxes and insurance               489                4       1.09%                   9               -        0.00%
     Borrowings                          200                9       6.00%                 178               5        3.75%
                                    --------          -------                        --------         -------

         Total interest-
           bearing liabilities        23,571              788       4.46%              22,074             874        5.28%
     Non-interest bearing
         liabilities                      97                -                             426               -

     Retained earnings                 9,313                -                           9,895               -
                                    --------          -------                        --------         -------

           Total liabilities and
             retained earnings      $ 32,981          $   788                        $ 32,395         $   874
                                    ========          =======                        ========         =======

Net interest income/interest
  rate spread(2)                                      $ 1,028       3.01%                             $   991        2.59%

Net earning assets/net
  interest margin(3)                $  8,841                        4.23%            $  9,532                        4.18%

Average interest-earning
  assets to average
  interest-bearing
  liabilities                                                     137.51%                                          143.18%



(1) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average interest-earning assets.

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                        Results of Operations, Continued


Provision for Loan Losses

The provision for loan losses was $5,000 for both the three months ended March 31, 1996 and 1995 and $16,000 for both the nine months ended March 31, 1996 and 1995. The Bank determines the desired level of allowance for loan losses based on the Bank's historical loan loss experience, the condition and composition of the Bank's loan portfolio and general economic conditions. The amount of the provision for loan losses for both the three and nine months ended March 31, 1996 and 1995 reflects management's intention to continue to make annual additions to the Bank's allowance for loan losses until it is equal to approximately 1.0% of the Bank's gross loan portfolio. However, the Bank will continue to monitor its loan loss experience, the condition and composition of its loan portfolio and general economic conditons, and may make further additions to its allowance for loan losses to a greater or lesser extent than it has done historically, depending upon changes in the aforementioned factors. The allowance for loan losses totalled $120,000 and $99,0000 at March 31, 1996 and 1995, respectively. The allowance for loan losses was 0.51% and .046% of gross loans at March 31, 1996 and 1995, respectively, and there were no nonperforming loans at March 31, 1996. While the Bank recorded no charge-offs for the three months ended March 31, 1996 and 1995 or the nine months ended March 31, 1996, charge-offs in the amount of $2,000 were recorded for the nine months ended March 31, 1995.

Noninterest Income

Noninterest income decreased to $2,000 for the three months ended March 31, 1996 compared to $5,000 for the three months ended March 31,1995 and increased to $12,000 for the nine months ended March 31, 1996, compared to $7,000 for the nine months ended March 31, 1995. The change during the nine months ended March 31, 1996 was due in part to a $9,000 investment loss during the nine months ended March 31, 1995 compared to a $3,000 investment loss during the nine months ended March 31, 1996. The remainder of the change in both periods was due to real estate loan brokerage fee income of $4,000 for the three months ended March 31, 1995 compared to $0 for the three months ended March 31, 1996 and $8,000 for the nine months ended March 31, 1996 compared to $10,000 for the nine months ended March 31, 1995.

Noninterest expense

Noninterest expense decreased $3,000, or 1.6% to $183,000 for the three months ended March 31, 1996 from $186,000 for the three months ended March 31, 1995 and increased $15,000, or 2.9%, to $533,000 for the nine months ended March 31, 1996 from $518,000 for the nine months ended March 31, 1995. The decrease for the three months ended March 31, 1996 was due to a $10,000 increase in compensation and benefits being offset by cost reductions in in most other areas. The increase for the nine months ended March 31, 1996 was primarily due to an increase of $29,000 in compensation and benefits, which was partially offset by cost reductions in other areas. The Bank anticipates an increase in noninterest expense after the Conversion due to anticipated increased legal and accounting fees and the hiring of additional personnel for accounting and loan origination purposes. Noninterest expense as a percentage of average assets (on an annualized basis) was 2.23% and 2.28%, respectively, for the three months ended March 31, 1996 and 1995 and 2.19% and 2.09%, respectively, for the nine months ended March 31, 1996 and 1995.

Income Tax Expense

Income tax expense decreased $15,000 or 20.3%, to $59,000 for the three months ended March 31, 1996 from $74,000 for the three months ended March 31, 1995 and decreased $26,000 or 12.7%, to $179,000 for the nine months ended March 31, 1996 from $205,000 for the nine months ended March 31, 1995, primarily due to decreased income before income taxes. The Bank's effective tax rates were 39.9% and 44.6%, respectively, for the three months ended March 31, 1996 and 1995 and 39.4% and 40.9%, respectively, for the nine months ended March 31, 1996 and 1995.

Liquidity, Capital Resources and Regulatory Capital

The Bank's primary sources of funds are deposits, proceeds from principal and interest payments on loans, and principal and interest payments on mortgage-backed and related

                            RELIANCE SAVINGS BANK

     Management's Discussion and Analysis of Financial Condition and
                        Results of Operations, Continued

Liquidity, Capital Resources and Regulatory Capital, continued

securities and investment securities. Although maturity and scheduled amortization of loans and investments are predictable sources of funds, deposit flows, mortgage loan prepayments and prepayments on mortgage-backed and related securities are influenced significantly by general interest rates, economic conditions and competition. During the nine months ended March 31, 1996 and the year ended June 30, 1995, rates in general declined only moderately and mortgage loan prepayments thus were fairly stable. Prepayments on mortgage-backed and related securities, however, were considerably higher during these years because the yield on many of those securities was over 10%. For the nine months ended March 31, 1996, and for the year ended June 30, 1995, the Bank reinvested loan and mortgage-backed and related securities repayments into new mortgage loan originations. For the nine months ended March 31, 1996 and year ended June 30, 1995, respectively, the Bank originated $4.8 million and $5.3 million in mortgage loans. The Bank did not originate or purchase any mortgage-backed and related securities during these periods. In a period of rising interest rates, it is anticipated that mortgage loan prepayments will decrease, and any proceeds from such prepayments may be invested in higher yielding loans or investments which would have the effect of increasing interest income.

The Bank is required to maintain minimum levels of liquid assets under the Commissioner's regulations for state-chartered mutual savings banks. Savings banks are required to maintain an average balance of liquid assets (including cash, certain time deposits, certain banker's acceptances, certain corporate debt securities and highly rated commercial paper, securities of certain mutual funds and specified United States government, state or federal agency obligations) of not less than 5% of its average daily balance of net withdrawable accounts plus short-term borrowings. The Bank's liquidity ratios were 71.19% and 43.62% at March 31, 1996 and at June 30, 1995, respectively.

The Bank's most liquid assets are cash and cash equivalents, which include investments in highly liquid, short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At March 31, 1996 and June 30, 1995, cash and cash equivalents were $7.6 million and $800,000, respectively. The increase in cash and cash equivalents resulted primarily from proceeds received from the Conversion.

Until the net proceeds from the Conversion are permanently invested, management anticipates initially maintaining somewhat higher levels of liquid assets after the Conversion.

Liquidity management for the Bank is both a daily and long-term component of the Bank's management strategy. The Bank maintains liquidity levels sufficient to accommodate normal deposit fluctuations and various funding needs, and to meet its asset and liability management objectives. Excess funds generally are invested in short-term investments. At March 31, 1996, the Bank had no borrowings outstanding, but has an approved borrowing resolution with the FHLB, and uses FHLB advances if liquidity conditions or investment strategies warrant their use.

At March 31, 1996, the Bank had no outstanding loan commitments. The Bank had no commitments to purchase mortgage-backed and related securities at that date. The Bank anticipates it will have sufficient funds available to meet its current loan commitments, including loan applications received and in process prior to the issuance of firm commitments. Certificates of deposit which are scheduled to mature in one year or less at March 31, 1996 were $12.8 million. Based on its historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Cash flows are categorized as to whether they relate to the operating, investing or financing activities of the Bank. Cash flow from operating activities includes net income plus or minus noncash income statement items and cash flow related to the origination and sale of mortgage loans held for sale. Cash flow from investing activities includes proceeds form the sale or maturity of investment securities, principal payments collected on loans and mortgage-backed and related securities, loan originations and purchases of investments and mortgage-backed and related securities. Cash flow from financing activities includes the increase or decrease in deposits, borrowings and escrows. The

                            RELIANCE SAVINGS BANK

     Management's Discussion and Analysis of Financial Condition and
                        Results of Operations, Continued


Liquidity, Capital Resources and Regulatory Capital, continued

amount of principal repayments on loans and mortgage-backed and related securities are heavily influenced by the general level of loans that it intends to retain, such as ARM loans and other loans with shorter terms and during periods of high principal repayments, the Bank will increase liquid assets, with remaining amounts invested in mortgage-backed and related securities.

The primary investing activity of the Bank is the origination of loans. For the nine months ended March 31, 1996 and the year ended June 30, 1995, respectively, the Bank originated $4.8 million and $5.3 million in mortgage loans. There were no sales or purchases of mortgage loans during these periods. The Bank also did not originate or purchase any mortgage-backed and related securities during these periods.

During the nine months ended March 31, 1996, and the year ended June 30, 1995, respectively, the Bank received principal repayments on loans totalling $3.1 million and $3.7 million, and principal repayments on mortgage-backed and related securities of $148,000 and $273,000.

Deposits were $21.1 million and $22.3 million at March 31, 1996 and June 30, 1995, respectively. The Bank's certificates of deposit accounts declined from $17.6 million at June 30, 1995 to $17.1 million at March 31, 1996 due to competition for these accounts from other investment sources. Demand accounts, which consist of NOW accounts, money market accounts and passbook accounts, were $4.0 million and $4.7 million, respectively, at March 31, 1996 and at June 30, 1995. The decreases were due to the general decline in the average rate on demand accounts from 3.16% for the year ended June 30, 1994 to 3.14% for the year ended June 30, 1995, and to 2.91% for the nine months ended March 31, 1996.

During the three months ended March 31, 1996, and during all further subsequent periods prior to the consummation of the Conversion, the Bank's liability balance will increase by the amount of deposits accompanying stock orders received (in escrow) in connection with the Conversion. This increase, however, has been offset by other overall deposit account activity not connected with the Conversion. Upon consummation of the Conversion, the Bank's liability balance will decrease by the amount of stock proceeds received (in escrow) in connection with the Conversion. In addition, the Bank's deposit account balance will decline by the amount authorized to be withdrawn by depositors for payment for shares of Common Stock in connection with the Conversion. These decreases, however, may be partially offset by, or further decreased by, other overall deposit account activity not connected with the Conversion.

Effective May 31, 1993, the Bank, as a state-chartered mutual savings bank, is subject to regulation by the FDIC and the Commissioner. FDIC regulations set forth certain capital standards that require banks to have a minimum 3% Tier 1 capital to total assets ratio, a minimum 4% Tier 1 capital to risk-weighted assets ratio and a minimum 8% qualifying total capital to risk-weighted assets ratio. Wisconsin-chartered savings banks also are required to maintain a minimum capital to assets ratio of 6%, and must maintain total capital necessary to ensure the continuation of insurance of deposit accounts by the FDIC. The Bank's regulatory capital exceeds all minimum standards required under the FDIC regulations and Wisconsin law.

                            RELIANCE SAVINGS BANK

     Management's Discussion and Analysis of Financial Condition and
                            Results of Operations,
                                  Continued


Liquidity, Capital Resources and Regulatory Capital, continued

The following table summarizes the Bank's capital amounts and capital ratios, and the capital ratios required by the FDIC and the State of Wisconsin on a fully phased-in basis:

                                                                    At March 31, 1996             At June 30,1995
                                                                  ------------------------      ----------------------
                                                                                  Percent                     Percent
                                                                  Amount         of Assets      Amount       of Assets
                                                                  ------         ---------      ------       ---------
                                                                                        (Unaudited)
                                                                                   (Dollars in thousands)
Total capital under generally accepted
  accounting principles                                          $ 10,049         25.41%       $ 9,616        29.81%
                                                                 ========         =====        =======        =====
Tier 1 capital leverage                                          $  9,808         24.81%       $ 9,533        29.55%
Tier 1 capital leverage requirement                                 1,186          3.00            968         3.00
                                                                 --------         -----        -------        -----
Excess                                                           $  8,622         21.81%       $ 8,565        26.55%
                                                                 ========         =====        =======        =====

Tier 1 risk-based capital                                        $  9,808         50.29%       $ 9,533        52.63%
Tier 1 risk-based capital requirement                                 780          4.00            725         4.00
                                                                 --------         -----        -------        -----
Excess                                                           $  9,028         46.29%       $ 8,808        48.63%
                                                                 ========         =====        =======        =====

Total risk-based capital                                         $  9,928         50.91%       $ 9,637        53.20%
Total risk-based capital requirement                                1,560          8.00          1,449         8.00
                                                                 --------         -----        -------        -----
Excess                                                           $  8,368         42.91%       $ 8,188        45.20%
                                                                 ========         =====        =======        =====

Wisconsin regulatory capital                                     $ 10,169         25.72%       $ 9,720        30.13%
Wisconsin regulatory capital requirement                            2,372          6.00          1,936         6.00
                                                                 --------         -----        -------        -----
Excess                                                           $  7,797         19.72%       $ 7,784        24.13%
                                                                 ========         =====        =======        =====

Asset Quality

Delinquencies, Nonperforming Assets and Classified Assets

At March 31, 1996, the Bank had no nonperforming assets, classified assets or loans delinquent more than 89 days.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its portfolio and the general economy. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers, among other matters, the estimated value of the underlying collateral, the nature and type of collateral, economic conditions, recent loan loss experience, industry standards, regulatory considerations and other factors that warrant recognition in providing for an adequate loss allowance. There can be no assurance that the allowance for loan losses will be adequate to cover losses which may in fact be realized in the future and that additional provisions for loan losses will not be required. The amount of the provision for loan losses for the nine months ended March 31, 1996 and 1995 and for the three months ended March 31, 1996 and 1995, reflected management's intention to continue to make annual additions to the Bank's allowance for loan losses until it is equal to approximately 1.0% of the Bank's gross loan portfolio. However, the Bank will continue to monitor its loan loss experience, the condition and composition of its loan portfolio and general economic conditions, and may make further additions to its allowance for loan losses to a greater or lesser extent than it has done historically, depending upon changes in the aforementioned conditons.

                            RELIANCE SAVINGS BANK


       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations,
                                  Continued


Asset Quality, continued

The following table sets forth the Bank's allowance for loan losses for the periods indicated.

                                                                                 Three Months Ended           Nine Months Ended
                                                                                      March 31,                    March 31,
                                                                                --------------------           ----------------
                                                                                 1995           1996           1995        1996
                                                                                 ----           ----           ----        ----
                                                                                                  (In thousands)
Balance at beginning of period                                                  $ 93           $ 115           $ 84       $ 104
Provision for loan losses                                                          5               5             16          16
Charge-offs net of recoveries:
     Mortgage loans                                                                -               -             (2)          -
     Consumer loans                                                                -               -              -           -
                                                                                ----           -----           ----       -----
Total charge-offs (net)                                                         $ 98           $ 120           $ 98       $ 120
                                                                                ====           =====           ====       =====
Balance at end of period
Ratio of allowance for loan losses to gross
  loans receivable at the end of period                                         0.46%           0.51%          0.46%       0.51%
Ratio of allowance for loan losses to
  nonperforming loans at the end of period                                      0.00%           0.00%          0.00%       0.00%
Ratio of allowance for loan losses to total
  nonperforming assets at the end of the period                                 0.00%           0.00%          0.00%       0.00%
Ratio of net charge-offs to average gross loans
  during period                                                                 0.00%           0.00%          0.01%       0.00%


Asset/Liability Management

The Banks' profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference between the interest it earns on interest-earning assets, such as loans and investments, and the interest expense it pays on interest-bearing liabilities, such as deposits and borrowings. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it matures or reprices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities that mature or reprice within a specified time period. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets that mature or reprice within a specified time period. During a period of rising interest rates, therefore, a negative gap theoretically would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap position would theoretically tend to result in an increase in net interest income while a positive gap would tend to affect net interest income adversely.

In an attempt to manage vulnerability to interest rate changes, management monitors the Bank's interest rate risk. The principal objective of the Bank's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk for the Bank given its operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with board approved guidelines. Through such management, the Bank seeks to reduce the vulnerability of its operations to changes in interest rates. The Bank monitors its interest rate risk as such risk relates to its operating strategies. The Bank's Board of Directors has established an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets monthly and reports trends to the Board of Directors on a monthly basis and the Bank's interest rate risk position on a quarterly basis.

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                        Results of Operations, Continued

Asset/Liability Management, continued

In recent years, the Bank has utilized the following strategies to manage interest rate risk: (i) emphasizing the origination of adjustable rate one-to-four family mortgage loans and non-one-to-four family mortgages loans (which typically are either adjustable rate or short-term) for its loan portfolio; (ii) holding primarily short-term mortgage-backed and related securities and investment securities; and (iii) attempting to reduce the overall interest rate sensitivity of liabilities by emphasizing core and longer-term deposits.

By originating ARM loans and other mortgage loans with short to medium terms and by investing in relatively short to medium term securities and investment securities, the Bank has been able to reduce interest rate risk by more closely matching the terms and repricing characteristics of its assets and liabilities. Although the Bank has significantly increased its emphasis upon originating
ARM loans and has been developing other types of mortgage loans with shorter average lives or terms and invests in mortgage-backed and related securities with shorter average lives, the level of the Bank's portfolio of fixed rate mortgage loans and investments with longer average lives continues to affect its gap position. The Bank's ARM loans also typically have annual and lifetime caps on interest rate increases, which reduces the extent to which they protect the Bank against interest rate risk. Further, mortgage-backed securities are subject to reinvestment risk. For example, during periods of falling interest rates, mortgage-backed securities are more likely to prepay, and the Bank may not be able to reinvest the proceeds from prepayments in securities or other assets with yields similar to those of prepaying mortgage-backed securities. Mortgage-backed and related securities also are subject to extension risk, which is the risk that the effective maturity of the security may increase in a rising interest rate environment. The market value of a security with a longer maturity typically is more sensitive to changes in market rates of interest, and rising interest rates may have a more pronounced adverse effect on the market value of mortgage-backed and related securities than on other types of investment securities.

The Bank continues to closely monitor its interest rate risk as that risk relates to its strategies. At March 31, 1996, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $2.6 million, representing a positive cumulative one year gap ratio of 6.66%. With a positive gap position, during periods of rising interest rates it is projected that the cost of the Bank's interest-bearing liabilities would rise slower than the yield on its interest-earning assets, which would have a positive effect upon net interest income. The opposite effect on the net interest income would occur in periods of falling interest rates. The Bank also could experience substantial prepayments of its fixed rate mortgage loans in periods of falling interest rates, which would likely result in the reinvestment of such proceeds at market rates which are lower than current rates.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at March 31, 1996 which are anticipated by the Bank to mature or reprice in each of the periods shown, based on the information and assumptions set forth in the notes below. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or
liability.   It is intended to provide an approximation of the projected repricing of assets and liabilities at March 31, 1996, on the basis of contractual maturities, anticipated prepayments, and schedule rate adjustments within a three month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable rate loans and fixed rate loans, and as a result of contractual rate adjustments on adjustable rate loans. For loans on residential properties, adjustable rate loans and fixed rate loans are projected to prepay at rates between 15% and 30% annually. Prepayment assumptions are based on OTS prepayment assumptions of 10% - 30% based on loan type. Mortgage-backed and unrelated securities are projected to prepay at rates between 23% and 29% annually. Money market savings accounts,

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations,
                                  Continued

Asset/Liability Management, continued

passbook accounts and negotiable order of withdrawal ("NOW") accounts are assumed to have decay rates between 40% and 79% annually.

                                                                                 At March 31, 1996
                                           -------------------------------------------------------------------------------------
                                                                           More Than        More Than
                                           Within          Four to         One Year       Three Years        Over
                                           Three            Twelve         To Three         To Five          Five
                                           Months           Months          Years            Years           Years         Total
                                           ------          -------         ---------      -----------        -----         -----
                                                                            (Dollars in thousands)
Interest-earning assets(1)
Mortgage loans(2):
     Fixed                                 $ 1,274        $  3,254         $ 1,676        $ 1,036           $ 7,802      $ 15,042
     Variable                                1,004           4,814           1,500              -                 -         7,318
Consumer loans(2)                                2               -               1              -                 -             3
Mortgage-backed
  securities:
     Fixed                                       9              29              86            104               644           872
Investment securities
  and other assets                           6,993             100             498             95             2,029         9,715
                                           -------        --------         -------        -------           -------      --------
Total interest-earning
  assets                                   $ 9,282        $  8,197         $ 3,761        $ 1,235           $10,475      $ 32,950
                                           =======        ========         =======        =======           =======      ========
Interest-bearing  liabilities:
   Deposits(3)
     NOW accounts                          $     8        $     23         $    29        $    10           $     6      $     76
     Money market
       deposit accounts                        231             693             157             56                32         1,169
     Passbook savings
       accounts                                277             830           1,062            382               215         2,766
     Certificates of
       deposit                               4,620           8,164           3,410            856                49        17,099
     FHLB advances                               -               -               -              -                 -             -
                                           -------        --------         -------        -------           -------      --------

Total interest-
  bearing liabilities                      $ 5,136        $  9,710         $ 4,658        $ 1,304           $   302      $ 21,110
                                           =======        ========         =======        =======           =======      ========

Excess (deficiency)
  of interest earning
  assets over interest-
  bearing liabilities                      $ 4,146        $ (1,513)        $  (897)       $   (69)          $10,173      $ 11,840
                                           =======        ========         =======        =======           =======      ========

                            RELIANCE SAVINGS BANK

       Management's Discussion and Analysis of Financial Condition and
                            Results of Operations,
                                  Continued

                                                                                 At March 31, 1996
                                           -------------------------------------------------------------------------------------
                                                                           More Than        More Than
                                           Within          Four to         One Year       Three Years        Over
                                           Three            Twelve         To Three         To Five          Five
                                           Months           Months          Years            Years           Years         Total
                                           ------          -------         ---------      -----------        -----         -----
                                                                            (Dollars in thousands)
Cumulative excess
     (deficiency) of
     interest-earning
     assets over interest-bearing
     liabilities                           $ 4,146        $ 2,633           $ 1,736        $ 1,667          $11,840      $ 11,840
                                           =======        =======           =======        =======          =======      ========

Cumulative excess
     (deficiency) of
     interest-earning
     assets over
     interest-bearing
     liabilities as a
     percent of total
     assets                                  10.49%          6.66%             4.39%          4.22%           29.94%        29.94%
                                           =======        =======           =======        =======          =======      ========


(1) Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to take into account estimated prepayments utilizing OTS prepayment assumptions of 10% - 30% based on loan type.

(2) Balances have been reduced for undisbursed loan proceeds, unearned interest, deferred loan fees and allowances for loan losses, which aggregated $1,343,000 at March 31, 1996.

(3) Although the Bank's negotiable order of withdrawal ("NOW") accounts, money market accounts and passbook accounts generally are subject to immediate withdrawal, management considers a certain amount of such accounts to be core deposits having significantly longer effective maturities based on the Bank's retention of such deposits in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts have been assumed to be withdrawn at annual rates of 40%, 40% and 79%, respectively, of the declining balance of such accounts during the period shown. The withdrawal rates are higher than the Bank's historical rates but are considered by management to be more indicative of expected withdrawal rates currently. If all of the Bank's NOW accounts, passbook savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, the one year cumulative excess of interest-earning assets over interest-bearing liabilities would have been $684,000 or 1.73% of total assets.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans and mortgage-backed and related securities, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. In addition, the proportion of ARM loans and mortgage-backed and related securities in the Bank's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to the exercise of conversion options and refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table.